UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
FORM 11-K
___________________

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

Commission file number 000-49747

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Security Group, Inc.
531 Broad Street
Chattanooga, Tennessee 37402

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS

December 31, 2013

First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee and Plan Administrator of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan
Chattanooga, Tennessee

We have audited the accompanying statements of net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in the net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Brentwood, Tennessee
June 30, 2014

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	December 31, 2013	December 31, 2012

ASSETS
Investments, at fair value
Interest-bearing cash	$1,269	$9
Collective trust fund	1,908,154	1,627,088
Investment in First Security Group, Inc. common stock	560,212	229,534
Mutual funds	5,925,916	5,036,534
Employer contribution receivable	34,349	15,465
Total assets	8,429,900	6,908,630

LIABILITIES
Excess contributions payable	3,430	—
Accrued expenses	41,250	7,500
Total liabilities	44,680	7,500

NET ASSETS AVAILABLE FOR BENEFITS	$8,385,220	$6,901,130

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2013

December 31, 2013
Allocated
ADDITIONS
Investment income
Net appreciation in fair value of investments	$1,325,332
Other dividend and interest income	322,695
1,648,027

Contributions
Employer	109,104
Participants	637,711
Rollover	151,665
898,480

Total additions	2,546,507

DEDUCTIONS
Benefits paid to participants	1,028,667
Administrative expenses	33,750

Total deductions	1,062,417

NET INCREASE	1,484,090

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	6,901,130
End of year	$8,385,220

The accompanying notes are an integral part of the financial statements.

First Security Group, Inc. 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements
December 31, 2013 and 2012

NOTE 1 - PLAN DESCRIPTION

The following description of the First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions is provided in the Plan documents.

General
The Plan, as amended, is a defined contribution plan covering all employees of First Security Group, Inc. and Subsidiary (the Company) who have completed 90 days of service and are twenty-one years of age or older. Employees that have not met the age requirement are eligible to participate in the Plan after completing 1 year of service with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) and designed to comply with all regulations of the Internal Revenue Service (IRS).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (ESOP) and the 401(k) Plan (401(k)). Unless specified, the following information applies to both parts of the Plan.

Contributions
401(k) - Each year, participants may contribute up to 75 percent of pretax annual compensation, not to exceed the annual limitations set by the IRS. Participants may also contribute amounts representing eligible rollover distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seventeen mutual funds and one collective trust fund, as well as Company stock as the investment options for participants. The Company matches eligible employee contributions dollar for dollar in Company common stock up to 1 percent of the participant's eligible compensation. The Plan provides immediate vesting and immediate diversification of the Company contributions. As such, the Company contributions are considered to be participant directed transactions. Contributions are subject to certain limitations.

ESOP - Discretionary contributions can be made at the option of the Company's Board of Directors. The Company did not make any discretionary contributions in 2013.

Participant Accounts
401(k) - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and is charged with his or her withdrawals and an allocation of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

ESOP - Each participant's account is credited with the allocated shares of Company stock. Stock dividends on shares held by participants are credited to each participant's account. Based on each participant's election, cash dividends on shares may be (a) credited to the participant account and reinvested in Company stock or (b) distributed in cash to the participant.

Forfeitures and Vesting
Effective January 1, 2007, all participants were fully vested in Company matching contributions and any earnings thereon. Effective August 26, 2009, prior forfeited balances of terminated participants' non-vested accounts are available to pay administrative expenses of the Plan or to reduce Company contributions to the Plan. As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $43,084 and $42,680, respectively. The Company did not utilize this balance during 2013.

Payment of Benefits
401(k) - Upon termination of service due to death, disability or retirement, or for other reasons, a participant will receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account.

ESOP - Upon termination of service due to death, disability or retirement, a participant will receive the vested portion of his or her account in whole shares of Company stock, cash or a combination of both as elected by the participant.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by FSGBank, N.A., the Trustee of the Plan (the Trustee), prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant.

Diversification
A participant may diversify his or her account, including the allocated Company stock in the ESOP, to any available investment options of the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

Fees
Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value measurements and disclosures (ASC 820) defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. ASC 820 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: Investments in Company common stock are valued by quoted market prices on a nationally recognized securities exchange (level 1 inputs).

Collective trust fund: The fair value of interests in the collective trust fund (the fund) classified as a stable value fund is based upon the net asset value of such fund reflecting all investments at fair value, including indirect interests in fully benefit responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The collective trust has underlying investments in guaranteed investment contracts (GICs), synthetic GICs and money market instruments that potentially have investments in various high-quality, short-term, fixed-income securities that can be carried at contract value and investment companies invested primarily in such high-quality, short-term, fixed-income securities. The fund may invest in any other fixed-income securities that can be carried at contract value, including bank investment contracts (BICs), annuities, group annuity contracts and funding agreements issued by insurance companies. Under normal market conditions, the fund will attempt to invest at least 90% of its assets in GICs and synthetic GICs. The fund generally will attempt to maintain a cash position between 5% and 10% of total fund assets, which will be invested in money market instruments. No more than 10% of the fund's total assets at the time of purchase will be invested in GICs issued by any single insurance company. The fund maintains a weighted average credit quality of at least AA. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement for funding participant directed transactions. Other withdrawals from the fund require 12 months advance written notice. The investment objective of the fund is stability of principal and high current income.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Note 3 for additional information on fair value.

Net Appreciation (Depreciation) in the Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or (depreciation) in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation or (depreciation) on those investments.

Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund. No adjustments from fair value to contract value are presented in the Statement of Net Assets Available for Benefits, as the amounts of the adjustments have been determined to be immaterial.

Risks and Uncertainties
The Plan's investments consist of a combination of investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the financial statements. See Note 6 for concentration of market risks and other exposures.

Payment of Benefits
Benefits are recorded when paid.

Excess Contributions
Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - FAIR VALUE

As described in Note 2, the Plan uses fair value, as defined by ASC 820, for the Plan investments. Investments measured at fair value on a recurring basis are summarized below:

Plan Investments Measured at Fair Value on a Recurring Basis as of December 31, 2013
	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collective Trust Fund	$1,908,154	$—	$1,908,154	$—
Domestic Equity Mutual Funds	3,502,868	3,502,868	—	—
Foreign Equity Mutual Funds	435,825	435,825	—	—
Bond Mutual Funds	730,876	730,876	—	—
Life Cycle Mutual Funds	1,256,347	1,256,347	—	—
Company Common Stock	560,212	560,212	—	—
Interest-bearing Cash	1,269	1,269	—	—

There were no transfers between levels 1 and 2 during 2013.

Plan Investments Measured at Fair Value on a Recurring Basis as of December 31, 2012
	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collective Trust Fund	$1,627,088	$—	$1,627,088	$—
Domestic Equity Mutual Funds	2,793,864	2,793,864	—	—
Foreign Equity Mutual Funds	469,016	469,016	—	—
Bond Mutual Funds	838,318	838,318	—	—
Life Cycle Mutual Funds	935,336	935,336	—	—
Company Common Stock	229,534	229,534	—	—
Interest-bearing Cash	9	9	—	—

NOTE 4 - INVESTMENTS

The fair value of the individual investments applicable to the 401(k) that represent 5 percent or more of the Plan's net assets available for benefits are separately identified as follows:

	2013		2012
Interest-bearing Cash
Other Funds *	$1,269		$9

Collective Trust Fund
Federated Capital Preservation Fund ISP	1,908,154		1,627,088

Mutual Funds
T. Rowe Price Retirement 2020 ADV	778,781		559,343
Janus Overseas Fund S	373,107	*	417,032
Goldman Sachs Mid Cap Value - Service	553,315		459,004
Hartford Midcap R4	750,963		541,716
Federated Max Cap Index Fund SS	391,080	*	348,607
T. Rowe Price Blue Chip Growth Adv	781,689		561,325
T. Rowe Price Equity Income Fund - R	569,368		494,431
Federated Total Return Bond Svc	630,893		765,263
Other Funds *	1,096,720		889,813
	5,925,916		5,036,534

Company Stock
First Security Group, Inc. Common Stock	560,212		229,534	*

TOTAL	$8,395,551		$6,893,165

* Fair value of investments did not represent 5 percent or more of the Plan's net assets available for benefits.

During 2013, the mutual funds within the 401(k) (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $838,529.

ESOP - The ESOP's investments consist solely of the Company's common stock as follows:

	2013	2012
	Allocated	Allocated
Number of shares	243,570	102,930
Cost	$406,961	$1,828,160
Fair value	$560,212	$229,534

The fair value of the Company's common stock represents 5 percent or more of the Plan's net assets available for benefits as of December 31, 2013. The fair value of the ESOP investments have been measured by quoted prices in an active market. In addition to the matching ESOP contributions, participants may directly purchase Company common stock and may reinvest Company common stock cash dividends into additional shares. These participant-directed investments into Company common stock are purchased in open market transactions. The Company common stock appreciated in value by $486,803 during 2013.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated September 24, 2013, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. the plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 6 - CONCENTRATION OF MARKET RISKS AND OTHER EXPOSURES

The Plan had investments in the common stock of the Company of $560,212, approximating 6.6 percent of total assets and net assets available for benefits as of December 31, 2013, and $229,534, approximating 3.3 percent of total assets and net assets available for benefits as of December 31, 2012.

The investments in the common stock of The Plan Sponsor are exposed to market risk and potential economic loss that may result from adverse changes in fair value. In March of 2014, The Plan Sponsor was released from one of two formal supervisory agreements. The Plan Sponsor is still under a Written Agreement with one of their regulators. The Plan Sponsor expects to be released from the Written Agreement within the next three months. The Plan Sponsor believes it is currently in compliance with the provisions of the Written Agreement. Other investments of the Plan are also exposed to various risks, such as interest rate, market, liquidity and credit risks that may result in adverse changes in fair value.

Due to the level of risk associated with the common stock of the Company and other investments of the Plan and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 7 - PLAN AMENDMENTS

From time to time, the Plan has been amended to comply with the provisions of ERISA and all applicable regulations of the IRS.

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds shares of First Security Group, Inc. common stock, and recognized no dividend income during 2013 from this related party investment. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company pays a majority of administrative fees on behalf of the Plan, including all legal and accounting fees. The participants of the Plan are responsible for all advisory and investment fees. Federated Retirement Plan Services is the recordkeeper for the Plan. Federated Investors Trust Company (Federated) is the custodian for the Plan. The Plan contains mutual funds and a collective trust fund that are issued by Federated or its wholly-owned trust company subsidiary, and therefore, Federated and these investments are considered parties-in-interest.

On May 10, 2013, the Retirement Committee, under the authorization provided in the Plan Document, directed and approved the sale of 105,315 allocated shares of Company common stock in the Plan. The stock was sold over a four day business period of May 17 through May 22, 2013 at an average share price of $4.90 and the proceeds were allocated to each respective participant account. Additionally, a stock subscription rights offering "rights offering" (opportunity to purchase shares at $1.50 per share), was provided to all Company common stock shareholders as of April 10, 2013. In order to treat the plan participant shareholders the same as other shareholders, the Plan participated in the rights offering. The rights offering period commenced in August 21, 2013 and ended on September 27, 2013. A total of 343,268 shares of Company common stock were purchased by participants at $1.50 per share during the rights offering period.

In June 2014, the Company submitted a retroactive Prohibited Transaction Exemption application to the U.S. Department of Labor. The application relates to the acquisition and holding of the stock rights by the Plan, as employer stock rights are not identified as "qualified employer securities" under ERISA. Although Company common stock qualifies as "qualified employer securities," subscription rights to acquire stock do not technically fall within that definition. Therefore, to comply with relevant Department of Labor guidance, the Company submitted the exemption application. The Department of Labor has granted such exemptions to other plan sponsors in similar situations and Plan management believes the application relating to the Company will be granted as well. As of the date of this report, the Company's application is still pending.

NOTE 9 - TRUSTEE

The Trustee under the Plan shall have no discretionary authority or responsibility to direct the investment of assets under the Plan other than as specifically directed by the Retirement Committee of the Company or participants and beneficiaries of the Plan.

SUPPLEMENTAL SCHEDULE

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Schedule H, Part IV, Line 4(i) to Form 5500

December 31, 2013

Employer Identification Number: 58-246148 Plan Number: 001

Identity of Issue, Borrower,	Description		Current
Lessor or Similar Party	Of Investment	Cost	Value

Interest-bearing Cash:
*First Security Stock Awaiting Purchase Fund	—	**	$1,269

Collective Trust Fund:
*Federated Capital Preservation Fund ISP	190,815 units	**	1,908,154

Mutual Funds:
T. Rowe Price Retirement 2010 ADV	16,036 units	**	284,311
T. Rowe Price Retirement 2020 ADV	38,420 units	**	778,781
T. Rowe Price Retirement 2030 ADV	8,239 units	**	184,873
T. Rowe Price Retirement 2040 ADV	78 units	**	1,818
T. Rowe Price Retirement 2050 ADV	506 units	**	6,566
Janus Overseas Fund S	10,158 units	**	373,107
T. Rowe Price Int'l Growth & Income R	4,023 units	**	62,718
Baron Small Cap Fund	3,820 units	**	132,912
Franklin Small Cap Value Fund - R	638 units	**	37,655
Goldman Sachs Mid Cap Value - Service	12,708 units	**	553,315
Hartford Midcap R4	26,743 units	**	750,963
*Federated Max Cap Index Fund SS	24,580 units	**	391,080
T. Rowe Price Blue Chip Growth Adv	12,159 units	**	781,689
T. Rowe Price Equity Income Fund - R	17,401 units	**	569,368
*Federated Global Allocation Fund A	14,736 units	**	285,884
*Federated High Yield Fund SS	14,768 units	**	99,983
*Federated Total Return Bond Svc	57,933 units		630,893
Common Stock:
*First Security Group, Inc. (allocated to participants)	243,570 shares	**	560,212

TOTAL INVESTMENTS			$8,395,551

*A party-in-interest as defined by ERISA.
**Cost omitted for participant directed investments.

EXHIBITS

The following exhibits are filed with this statement:

Exhibit No.     Description

23.1     Consent of Crowe Horwath LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 30, 2014	By:	FSGBank, N.A., as trustee By:/s/ John R. Haddock John R. Haddock Secretary, Chief Financial Officer & Executive Vice President

Exhibit Index

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP.